UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐

Securities Act Rule 802 (Exchange Offer)	☐

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☒

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐

Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Vic Tokai Corporation

(Name of Subject Company)

Vic Tokai Corporation

(Translation of Subject Company’s Name into English (if applicable))

Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)

Vic Tokai Corporation

(Name of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

Not Applicable

(CUSIP Number of Class of Securities (if applicable))

Vic Tokai Corporation

ATTN: Hiroyuki Ozawa

3rd Floor, Itopia Iwamotocho, ANNEX 2-14-2, Iwamotocho, Chiyoda-ku, Tokyo, Japan

Telephone: +81-3-5687-2109

(Name, Address (including zip code) and Telephone Number (including area code) of

Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Press Release Announcement on November 18, 2010

Tender Offer Scheduled to Commence on April 1, 2011

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

None.

Item 2.	Informational Legends

A legend compliant with Rule 802(b) under the Securities Act of 1933, as amended, is included on the first page of the document filed as Exhibit 99.1.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit No.	Description

24.1	Power of Attorney

99.1	English translation of a press release, dated November 18, 2010, announcing the establishment of a Joint Holding Company by Share Transfer

PART III - CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X was filed with the Securities and Exchange Commission (the “SEC”) on November 18, 2010. Vic Tokai Corporation will promptly communicate any change in the name or address of its agent for service of process to the SEC by amendment of the Form F-X.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VIC TOKAI CORPORATION

By:	/s/ ANNA TOMCZYK
Name:	Anna Tomczyk
Title:	by Power of Attorney

Date: November 18, 2010